SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-3954
                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K   [_] Form 11-K    [_] Form 20-F    [X]  Form 10-Q
              [_] Form N-SAR

              For Period Ended:  September 30, 2000

      [_]   Transition Report on Form 10-K
      [_]   Transition Report on Form 20-F
      [_]   Transition Report on Form 11-K
      [_]   Transition Report on Form 10-Q
      [_]   Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________
      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

FuelNation Inc.
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Full Name of Registrant

Regenesis Holdings Corp.
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Former Name if Applicable

1700 North Dixie Highway Suite 125
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida, 33432
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   [ ]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   [ ]   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ]   [ ]   (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On September 14, 2000, as described in its Current Report on Form 8-K filed with the Securities Exchange Commission on October 30, 2000, the Registrant completed the sale of a controlling interest in the Registrant. As a result of such sale, the Registrant issued to the purchaser 144,000,000 shares (on an as-converted basis) of its common stock.

      Upon completion of the controlling interest sale, the new controlling shareholder installed a new management team. The Registrant's new management team has been working closely with the Company's accountants, financial and legal advisors and former management in order to develop a complete understanding of the Registrant's financial condition as of the period ended September 30, 2000. The completion of the sale, certain related transactions and the management transition have required substantially all of management's time, attention and resources and have caused the Registrant to be unable, without unreasonable effort or expense, to complete its Form 10-QSB on or before the date on which it is required to be filed. The Registrant's Form 10-QSB will be filed within the period specified by Rule 12b-25.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Christopher R. Salmonson              561                 391-5883
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             (Name)                      (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [X] Yes      [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates that it will report a significant change in its results of operations for the three months ended September 30, 2000 from the corresponding

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

period for the last fiscal year. The Registrant anticipates that it will report a net loss for the three months ended September 30, 2000 of approximately $142,000 compared to a net loss of approximately $386,000 for the three months ended September 30, 1999. The anticipated loss for the nine months ended September 30, 2000 is approximately $1,496,000 compared to a net loss of $1,093,000 for the nine months ended September 30, 2000.




                                 FuelNation Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2000              By: /s/ Paul Sapita
                                         -----------------------------
                                      Name:  Paul Sapita
                                      Title: Secretary, Authorized
                                             Representative

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

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